SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING
HELD ON MAY 31, 2006

1 – DATE: 05.31.2006, 2 – TIME: 11 p.m. 3 – CALL: Notice of Convocation published on the following days: May 16, 17 and 18, 2006 in the “Official Gazette of Record of the State of Bahia” and in the newspaper “A Tarde” pursuant art. 124 of Law 6.404/76 and, pursuant CVM Instructions nos. 02/78 and 207/94, it was also published on the May 16, 17 and 18 issues of “Gazeta Mercantil” in order to achieve wider disclosure. In order to comply with CVM Instructions nos. 358/2002 and 319/1999, the call notice was also published in (i) Relevant Fact, in Official Gazette of Record of the State of Bahia, issued of May 16, in the newspapers “A Tarde”, “Correio da Bahia” and “Gazeta Mercantil”, issued on May 16, 2006. 4 – ATTENDEND BY: Shareholders representing over 84% (eighty-four percent ) of the Company’s voting capital; Mr. Geovani da Silveira Fagunde, representative of the specialized company, PricewaterhouseCoopers Auditores Independentes, a civil company established in the City and State of São Paulo, at Av. Francisco Matarazzo, n° 1.400, do 7º to 11º and 13º to 20º floor, Torino Tower, with a branch office in the city of Salvador, at Rua Miguel Calmon, n° 555, 9° floor, secondarily registered with the Regional Accounting Council of the State of Bahia under CRC no. 2SP000160/O-5 "F" BA, and in the CNPJ/MF under no. 61.562.112/0004 -73; Mr. Eugênio Risovas Sobrinho, representative of specialized company Stima Engenharia Ltda., a company registered in the CREA-SP under no. 071.708 -8, established at Avenida Fagundes Filho, nº 191, conjunto 102, 10º floor, in the city and state of São Paulo, registered in the CNPJ/MF under no. 06.932.665/0001 -10; Mr. Manoel Mota Fonseca, a member of the Company’s Fiscal Council; and Messrs Mauricio Roberto de Carvalho Ferro and Joel Benedito Júnior, Company’s Management representatives. 5 – DIRECTION OF THE MEETING: Chairman: Pedro Oliveira da Costa, and Ana Patrícia Soares Nogueira as secretary, elected as provided in art. 17 of the By-laws. 6 – AGENDA: (I) Authorize the conversion of up to 2.632.043 Class “A” preferred shares into common shares, upon deliberation by the majority of the Company’s voting capital, at the ratio of 1 Class “A” preferred share to 1 common share; (II) Approve and to confirm the appointment and the hiring effected by the Company’s officers of the specialized companies accountable for the issuance of the appraisal reports regarding the assets of Polialden Petroquímica S.A (“Merged Company”) and of the Company itself; (III) Review, discuss and approve the Protocol and the Justification of the merger of the Merged Company into the Company; (IV) Review, discuss and approve the documents relating to the merger of the Merged Company into the Company; (V) Approve the merger of the Merged Company into the Company, with the resulting increase in its capital stock and the issuance of new shares; and (VI) Approve an amendment to art. 4 of the Company’s By-laws by force of the increase in its capital stock. 7 – OPINION BY THE FISCAL COUNCIL – The Fiscal Council of the Company, in its opinion issued on May 12, 2006, has concluded in favor of the proposal to merger the Merged Company into the Company, as well as the approval of the respective Protocol and Justification and the accounting documents on which this corporate operation was grounded. 8 - DELIBERATIONS: The subjects of the Agenda were placed up for discussion and voting, and the following deliberations were taken unanimously by the attending parties: 8.1) Authorize the draft of this minutesof the Meeting in summary form as well as their publication thereof without the signatures of the attending shareholders, pursuant art. 130 and its paragraphs, of Law 6.404/76; 8.2) Authorize, in the course of this Meeting, the conversion of 2,632,043 (two million, six hundred and thirty-two thousand and forty-three) Class A preferred shares into common shares, upon deliberation by the majority of the Company’s voting capital at the rate of 1 Class A preferred share to each common share. In the absence of any other pronouncements by the shareholders of the company detaining Class A preferred shares, shareholders Odebrecht S.A. and Nordeste Química S.A. – Norquisa have elected hereby to convert, respectively: (i) 2,518,822 (two million, five hundred and eighteen thousand, eight hundred and twenty-two) Class A preferred shares, and (ii) 113,221 (one hundred and thirteen thousand, two hundred and twenty-one) Class A preferred shares, totaling 2,632,043 (two million, six hundred and thirty-two thousand, forty-three) Class A preferred shares, owned by said shareholders into respectively (i) 2,518,822 (two million, five hundred and eighteen thousand, eight hundred and twenty-two) common shares; and (ii) 113,221 (one hundred and thirteen thousand, two hundred and twenty-one) common shares, totaling 2,632,043 (two million, six hundred and thirty-two thousand, forty-three) common shares, which was agreed to and approved by the attending shareholders which make-up the quorum needed to approve this matter; 8.3) Approve and confirm the appointment and engagement, formerly performed by the Company’s management, of the expert company PricewaterhouseCoopers Auditores Independentes, qualified above, represented at the Meeting by Mr. Geovani da Silveira Fagundes who offered to clarify any possible doubts of the attending shareholders, that company having (i) reviewed and audited the financial statements of the Merged Company into the Company on the base date established for the merger, i.e., on March 31, 2006; (ii) performed the accounting evaluation of the net assets of the Merged Company on the base date established for the merger, i.e., March 31, 2006 (“Base Date”), it elaborated the respective accounting appraisal reports of both the Merged Company and of the Company for posting to the books of the Company, as well as for a possible right to withdraw of the shareholders of the Merged Company, pursuant articles 264 and 45 of Law 6.404/76, and (iii) prepared, pursuant to the accounting practices applicable in Brazil, a report of evaluation of the net worth of the Merged Company and of the Company, under the same criteria and on the same Base Date, at market prices, for the purposes of art. 264 of Law No. 6.404/76, as well as for serving as element to be considered in determining the ratio of the replacement of the Merged Company and of the Company stock, stressing that such reports have been issued relying on reports of evaluation of fixed assets of the Company and its controlled companies, and of the Merged Company, prepared by the expert company Stima Engenharia Ltda., described above, responsible for the evaluation of fixed assets of the Company and its controlled companies, following the same criteria and on the same Base Date, at market value; 8.4) Approve, upon review and discussion, the Protocol and the Justification of the Merger of the Merged Company into the Company, prepared by the management of the Merged Company and of the Company on May 05, 2006 (“Protocol and Justification”), listing the purposes, the bases and all other terms pertaining to the Merger of the Merged Company into the Company, which were prepared in pursuance with the provisions of articles 224, 225 and subsequent of Law 6.404/76 as well as with CVM Instruction 319/99, document which, having been presented by the Chairman of the Presiding Board and examined by the attendees, was initialed by the members of the presiding board and archived at the headquarters of the Company, the copy whereof, after having been initialed by the Secretary, shall become an appurtenant of these minutes, under the name of Attachment 1. 8.5) after having been examined and discussed, approve without any provision to the financial statements of the Merged Company and of the Company, as well as the accounting evaluation reports pertaining to the net assets of the Merged Company and those of the Company, which had been previously prepared by the specialized companies mentioned in item 8.3 above, to be used in the accounting postings of the Company, as well as to compute the refund deriving from possible exercises of the entitlement to withdraw by the shareholders of the Merged Company, under the articles 264 and 45 of Law 6.404/76, which, having been presented by the Chairman of the Presiding Board and having been examined by the attendees, were initialed by the members of the Presiding Board and archived at the headquarters of the Company, the counterparts whereof, after having been initialed by the Secretary shall become appurtenants to these minutes as Attachment II (Financial Statements of the Merged Company), Attachment III (Company’s Financial Statements), Attachment IV (accounting report of the Merged Company). The accounting evaluation report of the Merged Company stated that on the Base Date the net assets of the Merged Company stood at R$289,940,899.44 (two hundred and eighty-nine million, nine hundred and forty thousand, eight hundred and ninety-nine reais and forty-four centavos), which correspond to R$0.449 (four hundred and forty-nine hundredths of a real and a fraction) per share, irrespectively of the share type or class, and the accounting appraisal report of the Company evaluated the net assets of the Company to stand at R$4,650,559,014.63 (four billion, six hundred and fifty million, five hundred and fifty nine thousand, fourteen reais and sixty-three centavos), corresponding to R$12.828 (twelve reais and eight hundred and twenty-eight thousandths and a fraction) per share, irrespectively of share type or class, pursuant to Law 6,404/76, as well as to CVM Instruction 319/99; 8.6) after examination and discussion, approve without any provisos the evaluation reports at market values of the net assets of both the Company and of the Merged Company, which had been previously prepared by a specialized company as envisaged in art. 264 of Law 6,404/76, said documents which, after having been presented by the Chairman of the Presiding Board, and examined by the attendees were initialed by the members of the presiding board and archived at the headquarters of the Company, the counterparts whereof, after having been initialed by the Secretary, became appurtenants of these minutes under the heading of Attachment VI (report listing the net value of the Company at market prices), and Attachment VII (report listing the net assets of the Merged Company at market values). The appraisal reports at market values which were issued predicated on the determination of the respective inventories of the Company and of the Merged Company, and on appraisal reports of fixed assets, prepared by specialized company Stima Engenharia Ltda, accountable for the appraisal of Braskem’s fixed assets and of those of the Merged Company, pursuant the same criteria and predicated on the same Base Date, computed at market values, which were likewise approved by this General Shareholders Meeting, and archived at the headquarters of the Company pursuant to law, and which, on the Data Base, stated that (i) the net assets of the Company stood at R$ 8,202,482,686.96 (eight billion, two hundred and two million, four hundred and eighty-two thousand, six hundred and eighty-six reais and ninety-six centavos), corresponding to R$ 22.626 (twenty-two reais and six hundred and twenty-six thousandths and a fraction) per share; and that (ii) the net assets of the Merged Company stood at R$ 459,721,902.03 (four hundred and fifty-nine million, seven hundred and twenty-one thousand, nine hundred and two reais and three centavos), which corresponded to R$ 0.713 (seven hundred and thirteen thousandths); 8.7) Approve the merger of the Merged Company into the Company under the terms and conditions set forth in the Protocol and in the Justification approved in item 8.4 above, vesting to the Company all assets, rights and obligation that constitute the Merged Company’s net worth, according to the respective accounting evaluation constitute report referred to in item 8.5 above, with the resulting extinction, in full right of the Merged Company, being further provided that the Merger Company’s facilities will be transferred to the Company and kept open, with respect to the locations at the following address Rua Hidrogênio, nº 3.520, Pólo Petroquímico de Camaçari, Camaçari/BA, CEP. 42.810 -000, enrolled before the CNPJ/MF under no 13.545.769/0001 -37, which shall become one of the Company’s subsidiaries; 8.8) once the merger is approved under the terms of item 8.7 above, approve the increase in the capital stock of the Company by R$ 105,303,526.94 (one hundred and five million, three hundred and three thousand, five hundred and twenty-six reais and ninety-four centavos), such amount having been subscribed and paid-in upon the vesting of the Merged Company’s net worth, disregarding the share holding owned by the Company in the Merged Company’s own capital stock, and the capital stock now totaling R$ 3,508,271,820.78 (three billion, five hundred and eight million, two hundred and seventy-one thousand, eight hundred and twenty reais and seventy-eight centavos), through the issuance of 7,878,825 (seven million, eight hundred and seventy-eight thousand, eight hundred and twenty-five) new Class A preferred shares without per value to be distributed to the shareholders of the Merged Company as replacement to the shares issued by the latter which have been hereby extinguished, predicated on the replacement ratio, set forth by the Protocol and by the Justification for Merger of the Merged Company into the Company, in compliance with the provisions of item 8.9 below, as follow: each block of 1,000 (one thousand) shares issued by the Merged Company, irrespectively of type or class, will be entitle to receive 33,62 (thirty-three and sixty-two) Class A preferred shares issued by the Company. As result of the conversion of the shares decided pursuant item 8.2 above, as well as of the increase of the capital stock referred to in this item 8.8, the caput of article 4 of these By-laws, shall read as follow: “Article 4 - The Capital Stock is of R$3,508,271,820.78 (three billion, five hundred and eight million, two hundred and seventy-one thousand, eight hundred and twenty reais and seventy-eight centavos), divided into 370,402,346 (three hundred and seventy million, four hundred and two thousand, three hundred and forty-six) shares, of which 123,492,142 (one hundred and twenty-three million, four hundred and ninety-two thousand and one hundred and forty-two) are common shares, 246,107,138 (two hundred and forty-six million, one hundred and seven thousand, one hundred and thirty-eight) are Class A, preferred shares, and 803,066 (eight hundred and three thousand and sixty-six) are Class B preferred shares.” 8.9) still as result of the merger being decided herein, and after the end of the timeframes envisaged in item IV and §3 of art. 137 of Law 6.404/76, authorize the Company to sell on the Stock Exchange (i) whatever shares were left over after the distribution to the Merged Company’s shareholders, on the strength of the exercise of the right to withdraw, as well as through the analogous application of § 3 of art. 189 of Law No. 6,404/76; (ii) of the left over shares or their fractions issued pursuant the previous item which shall be grouped into whole number quantities, and in this last case, the amounts resulting from said alienation shall be made proportionately available to the shareholders of the Merged Company holding said shares and/or their fractions, after the conclusion of the financial settlement deriving from the sale, all of which shall happen as follows: (a) those shareholders whose file records have been updated before Banco Itaú S.A shall have the amount corresponding to them credited directly to their bank accounts as of July 25, 2006 until July 31, 2006; (b) as of July 25, 2006 the remaining shareholders shall present themselves at the branch office of Banco Itaú S.A of their choice to receive the respective amounts; (c) the amount corresponding to the shareholders whose shares are under custody of CBLC – “Companhia Brasileira de Liquidação e Custódia” shall be credited directly to said company as of July 25, 2006, which shall be responsible for transferring said amounts to the shareholders though the depositary security brokerage houses; and (d) to those shareholders whose information is out of date, the amount shall be placed at their disposal at Banco Itaú S.A., as of July 25, 2006; 8.10) put on record that in compliance with art. 12 of CVM Instruction 319/99, all financial statements of the companies involved in the merger operation now approved, have been audited by PricewaterhouseCoopers Auditores Independentes, according to the reports dated April 28, 2006, which jointly integrate Attachments II and III of these minutes, as approved in item 8.5 above; 8.11) further put on record that, upon the merger of the Merged Company, and its resulting extinction, the Company will be the global legal successor of the Company, on all its right and obligations; 8.12) in view of the merger of the Merged Company into the Company, approve, under the terms of the Protocol and Justification of Merger, the extinction of the Merged Company’s capital shares owned by the Company, based on art. 226, § 1º of Law 6.404/76, and 8.13) Authorize the management of the Company to carry out all the actions needed to implement the merger being approved herein. 9 – ADJOURNMENT: No further subjects remaining to be discussed, this Extraordinary Shareholders’ Meeting was adjourned, these minutes were prepared, read, discussed and found compliant, and has been signed by all attending Shareholders, which set up the necessary quorum to validate the resolutions which constituted the quorum required for the validity of the deliberations, subject matter of this Extraordinary Shareholders’ Meeting, and by decision thereof, the issuance of all required certificates by the Secretary of the Meeting was authorized. Camaçari/BA, May 31, 2008. [Signed: Presiding Board: Pedro Oliveira da Costa - Chairman; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (p/p Pedro Oliveira da Costa); ODBPAR Investimentos S.A. (p/p Pedro Oliveira da Costa); Odebrecht S.A. (p/p Pedro Oliveira da Costa); Pronor Petroquímica S.A. (p/p Pedro Oliveira da Costa); Petrobrás Química S.A. – Petroquisa (p/p Mario Jorge Cabral); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p José Washington Eustáquio dos Santos)].

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer